Richard E. Baltz
Richard.Baltz@aporter.com

+1 202.942.5124
+1 202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

December 7, 2011

BY EDGAR

Erin Martin, Esq

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Global Growth Trust, Inc. POS AM Six, File No. 333-156479

Dear Ms. Martin:

On behalf of Global Growth Trust, Inc. (“GGT”), I am writing in response to the Staff’s telephonic comment on Post-Effective Amendment No. 6. We propose to supplement the disclosure regarding the terms of the Gwinnett Center acquisition as set forth below:

~~As of the date of acquisition~~, Prior to our acquiring Gwinnett Center, the seller had been holding the property as “real estate owned” as a result of a foreclosure action. Accordingly, as of the date of our acquisition, Gwinnett Center was approximately 41% leased in the aggregate to approximately 30 tenants. ~~with remaining~~. The lease terms for ~~expiring~~ those tenants expire at various times ranging from the fourth quarter of 2011 through the fourth quarter of 2016. Certain leases have renewal options ranging from one to six years.

As we discussed, GGT will reflect this change in its filing pursuant to Rule 424(b).

GGT hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Erin Martin, Esq

December 7, 2011

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GGT from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GGT may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard E. Baltz

Richard E. Baltz

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